www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/11/06: October Revenue

Exhibit 99.1

United Microelectronics Corporation

November 6, 2025

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of October 2025.

1)
Sales volume (NT$ Thousand)

Period	Items	2025	2024	Changes	%
October	Net sales	21,294,974	21,371,110	(76,136)	(0.36)%
Year-to-Date	Net sales	197,038,628	193,287,584	3,751,044	1.94%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end

This Month

	(actual amount provided)

Last Month

		(actual amount provided)	Limit of lending
UMC	0	3,632,040	162,477,099
Note: Since USC(Xiamen)’s syndicated loan from banks has been prepaid early, the Company’s endorsement to USC(Xiamen)’s syndicated loan from banks is released.
4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	306,800	0
Fair Value	0	0	(498)	0
Net profit (loss) from Fair Value	0	0	539	0
Written-off Trading
Contracts	0	0	4,783,721	0
Realized profit (loss)	0	0	3,919	0